UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 04, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 4 March 2009

good operational performance and organic cash flow of €8 billion, the Group achieved all its 2008 objectives

2008 annual results

•

2.9% increase in consolidated revenues on a comparable basis to €53.5 billion. With an increase of 1.7% on a comparable basis, the 4th quarter confirms the resilience of the Group to the deterioration of the economic climate

•

7% increase year on year in the total number of customers with 182.3 million customers at 31 December 2008, including 121.8 million mobile customers, up 11%, and 12.7 million ADSL broadband customers, up 9%

•

2.8% increase in gross operating margin (GOM) on a comparable basis to €19.4 billion; stabilization of the GOM rate (GOM to revenues) at 36.3% on a comparable basis

•

capital expenditure rate (CAPEX to revenues) of 12.8%, in line with the objective of approximately 13% of revenues

•

growth in organic cash flow to €8.0 billion, up from €7.8 billion in 2007 and in line with the stated objective

•

decrease in the net debt/GOM ratio to 1.85, with a net debt of €35.9 billion as of 31 December 2008, a reduction of €2.1 billion year on year

•

net income Group share rose 13.6% on a comparable basis1 to €5.2 billion, compared with €4.6 billion in 2007. On an actual basis, it was €4.1 billion in 2008 compared with €6.3 billion in 2007

•

the NExT plan objectives having been reached, employees, in addition to existing remuneration schemes tied to the results, will benefit from:

-

the free share distribution program, approved by the Board in April 2007 and which will be implemented on 25 April

-

exceptional employee profit sharing for 2008, proposed by the Board and which will be the subject of negotiations with employee representatives

•

a proposed dividend of €1.40 per share for 2008. Taking into account the interim dividend payment of €0.60 per share on 11 September 2008, the balance of €0.80 will be paid on 30 June 2009 of which shareholders can choose to receive €0.40 in new shares

1 The principal non-recurring items taken into account to establish the net income Group share on a comparable basis are indicated on page 7 under “net income”

outlook for 2009

The Group has based its 2009 objectives on the economic outlook as of the end of February:

•

stable organic cash flow at 2008 level of €8 billion (before the possible acquisition of new frequencies for mobile services)

•

maintaining CAPEX rate of between 12% and 13%. If the deterioration in the economic environment intensifies, investments could be reduced

•

the Group is strongly positioned to maintain or increase its market share in the countries where it is present

-

growth in Group revenues should, as in 2008, be greater than the average GDP (gross domestic product) trend within the Group’s footprint

-

the Group will reinforce ongoing transformation programs in order to contain the decline in the GOM rate

•

a reduction in debt will be pursued with a net debt/EBITDA2 ratio of less than 2 in order to preserve the independence and flexibility of the Group

•

maintaining an organic cash flow distribution rate greater than or equal to 45% while maintaining a good liquidity position

•

the amount of the interim dividend shall be decided in accordance with the first-half results for 2009

The Board of Directors of France Telecom SA met on 3 March 2009 and examined the Group's financial statements.

Commenting on the results for the year, Didier Lombard, France Telecom Chairman and Chief Executive Officer, stated: “The Group performed well in 2008, confirming the success of the NExT plan launched three years ago. We now have more than 182 million customers worldwide, 70% of whom are with the Orange brand. All the Group’s businesses contributed to achieving one of our highest levels of growth, and performance remained satisfactory in the fourth quarter as well. For the second consecutive year, we stabilized the gross operating margin rate. These results show that the Group is well armed to face an economic environment that has been particularly unsettled. We are able to continue generating a high level of cash flow, necessary to ensure future investments and for our employees and shareholders to be able to partake in the Group's successes. The conditions have been met for the implementation of a extensive plan to distribute free shares to all employees in line with the decision taken in April 2007. We will also submit a proposal to our employee representatives for an exceptional employee profit sharing payment. Finally, a dividend of €1.40 was proposed to the Board of Directors.

“For 2009, based on the current economic outlook, the Group’s objective is to generate €8 billion in cash flow and to maintain a level of investment at about 12% to 13% of revenues. This could be reduced if the economic downturn intensifies. Nonetheless, we remain confident of our ability to maintain growth at a rate that exceeds that of the economies of countries where we operate.”

2 See glossary and paragraph “presentation of the business segments for 2009”

key figures

•

annual results

	2008	2007	2007	Change	Change
In billions of euros		historical basis	comparable basis (unaudited)	historical basis	comparable basis (unaudited)
Consolidated revenues	53.488	52.959	51.970	1.0%	2.9%
of which:
Personal Communication Services	29.477	29.119	27.915	1.2%	5.6%
Home Communication Services	22.951	22.671	23.028	1.2%	-0.3%
Enterprise Communication Services	7.778	7.721	7.631	0.7%	1.9%
Inter-segment eliminations	-6.718	-6.552	-6.604	-	-
Gross Operating Margin (GOM)	19.399	19.116	18.866	1.5%	2.8%
GOM / Revenues ratio	36.3%	36.1%	36.3%	+0.2 pt	0.0 pt
GOM by business segment:
Personal Communication Services	10.103	9.977	9.697	1.3%	4.2%
Home Communication Services	7.732	7.799	7.840	-0.9%	-1.4%
Enterprise Communication Services	1.564	1.343	1.332	16.5%	17.4%
Inter-segment eliminations	-	-3	-3	-	-
Operating income	10.272	10.799		-4.9%
Net income Group share[3]	4.069	6.300		-35.4%
Net income Group share on a comparable basis	5.181	4.561		13.6%
CAPEX (excluding GSM and UMTS licenses)	6.867	6.979	7.012	-1.6%	-2.1%
CAPEX / Revenues ratio	12.8%	13.2%	13.5%	-0.4 pt	-0.7 pt

Organic cash flow	8.016	7.818
Net financial debt	35.859	37.980
Net financial debt/GOM ratio	1.85	1.99

3 Net income attributable to equity holders of France Telecom S.A.

•

quarterly and half-year results

	4th quarter 2008	4th quarter 2007	Change	Change	2nd half 2008	2nd half 2007	Change	Change
In billions of euros		historical basis	historical basis	comparable basis (unaudited)		historical basis	historical basis	comparable basis (unaudited)
Consolidated revenues	13.634	13.539	0.7%	1.7%	27.184	27.047	0.5%	2.0%
of which:
Personal Communication Services	7.492	7.467	0.3%	3.4%	15.096	15.013	0.6%	4.3%
Home Communication Services	5.869	5.831	0.7%	-0.8%	11.580	11.502	0.7%	-1.0%
Enterprise Communication Services	2.038	2.007	1.5%	0.8%	3.938	3.921	0.4%	1.0%
Inter-segment eliminations	-1.765	-1.765	-	-	-3.431	-3.389	-	-
Gross operating margin	4.633	4.605	0.6%	1.3%	9.724	9.700	0.3%	1.0%
GOM/Revenues	34.0%	34.0%	0.0 pt	-0.1 pt	35.8%	35.9%	-0.1 pt	-0.3 pt
CAPEX	2.250	2.578	-12.8%	-13.9%	3.733	4.013	-7.0%	-7.4%
CAPEX/Revenues	16.5%	19.0%	-2.5 pt	-3.0 pt	13.7%	14.8%	-1.1 pt	-1.4 pt

comments on key Group figures

revenues

Full-year 2008:

•

France Telecom group’s consolidated revenues rose to €53.488 billion, up 1.0% on an historical basis compared with the previous year. The comparison of the two periods includes the unfavourable impact of exchange rates (-€670 million) and of changes in the consolidated group (-€320 million), in particular related to the sale of Orange mobile and Internet operations in the Netherlands on 1 October 2007, the acquisition of Ya.com in Spain on 31 July 2007, and the consolidation in the fourth quarter of 2008 of Telkom Kenya, a company acquired on 21 December 2007.

On a comparable basis, 2008 revenues grew 2.9% on an annual basis, slightly more than that of 2007 (+ 2.8%). This performance reflects the resilience of the telecom sector, where revenue growth remains above GDP growth for the corresponding regions. France Telecom was among the sector’s top performers:

-

mature European markets4 recorded growth of 2.3%. They contribute 70% to the Group's total growth, driven by France (+1.9%), the United Kingdom (+5.3%) and Enterprise Communication Services (+1.9%);

-

emerging markets4 continued to expand rapidly, with revenues up 9.4%.

•

The total number of Group customers was 182.3 million at 31 December 2008, up 6.9% year on year, with 11.8 million new customers in 2008 (net of terminations). Mobile services remained very buoyant, with 10.8% growth in the customer base to 121.8 million customers at 31 December 2008. This figure includes 26.7 million mobile broadband customers at 31 December 2008, up very sharply year on year (+70%).

•

Broadband ADSL services also grew strongly, with 12.7 million customers in Europe at 31 December 2008, up 9.1% year on year. At the same time, ADSL Multiservices continued to expand rapidly, with 28% growth in Livebox customers, 36% growth in VOIP services customers and 66% growth in digital TV (ADSL and satellite).

4 See glossary.

4th quarter 2008:

Group revenues rose to €13.634 billion, up 0.7% on an historical basis. The unfavourable exchange rate impact (-€218 million) was partially offset by changes in the consolidation scope (+€113 million), with in particular the consolidation of Telkom Kenya.

On a comparable basis, growth for the quarter was 1.7% compared with the fourth quarter of 2007:

-

Revenues for the fourth quarter of 2008 were up 3.4% in Personal Communication Services. The global customer base continued to grow considerably during the quarter, with 4.2 million new customers (net of terminations).

Business remained particularly buoyant in France and in emerging markets (except in Romania, where competition intensified strongly in the fourth quarter).

In the United Kingdom, growth in data services offset the reduction in revenues from equipment sales, while revenues from voice services remained stable.

In Poland, sustained growth in data services was partially offset by the slowdown in voice services and the decline in equipment sales.

In Spain, the revenue trend is comparable to that recorded in the third quarter, in a market suffering from the economic slowdown.

-

Home Communication Services improved slightly, with revenues declining by only 0.8% in the fourth quarter, compared with a 1.2% drop in the third quarter. The improvement concerned carrier services in France and Poland (international services). Broadband ADSL services remained very robust, with VOIP and digital television customer bases expanding even faster than in the third quarter.

-

Enterprise Communication Services recorded revenue growth of 0.8% on a comparable basis. Sales of ICT5 services continued their steady progression, outstripping market growth.

gross operating margin

Full-year 2008:

Gross operating margin (GOM) was €19.399 billion, up 1.5% on an historical basis and up 2.8% on a comparable basis. The GOM rate (gross operating margin to revenues) was 36.3%, the same level as for the previous year on a comparable basis (36.1% on an historical basis). This performance is on line with the announced target of GOM rate stabilization in 2008.

Key events in the second half of 2008 include:

-

the end of the impact of the basic telephone subscription price increase of 1 July 2007;

-

the impact of the Chatel law in France;

-

commercialization of the 3G iPhone; and

-

content purchases.

For 2008 as a whole, decreasing labour expenses and cuts in call termination rates paid to other operators partially offset the increase in commercial expenses and the impact of unlimited mobile service offers on service fees and inter-operator costs.

Changes in revenue ratios:

-

The ratio of labour expenses to revenues improved by 0.8 points, coming to 16.0% in 2008 compared with 16.8% in 2007 on a comparable basis (16.6% on an historical basis). The number of employees went from 190,494 at 31 December 2007 to 186,049 at 31 December 2008, a 2.3% decrease year-on-year on a comparable basis (0.7% decrease on an historical basis).

-

The ratio of service fees and inter-operator costs to revenues was up 0.3 points, coming to 14.9% in 2008, against 14.6% the previous year on a comparable basis (14.9% on an historical basis). The growth in unlimited mobile service offers was partially offset by cuts in call termination rates.

5 See glossary

-

The ratio of other network charges and IT costs to revenues was up 0.1 point to 5.5% in 2008, compared with 5.4% in 2007 on a comparable basis (5.3% on an historical basis), reflecting the development of new operations in Africa.

-

The ratio of overheads, property expenses and other expenses6 to revenues improved 0.3 points to 11.0% in 2008 compared to 11.3% the previous year on a comparable basis (11.5% on an historical basis).

Before commercial expenses and content acquisitions, the 2008 GOM rate was 52.6%, an improvement of 0.7 points on a comparable basis compared with the previous year (+0.9 points on an historical basis).

-

The ratio of commercial expenses and content acquisitions to revenues was up 0.7 points to 16.3% in 2008, compared with 15.6% in 2007 on a comparable basis (also 15.6% on an historical basis). The increase in handset subsidies, distribution commissions and content acquisitions underpinned growth in the customer base for mobile services and new broadband applications.

4th quarter 2008:

Gross operating margin was €4.633 billion, up 1.3% from the fourth quarter of 2007 on a comparable basis (up 0.6% on an historical basis). The stabilization of the GOM rate (GOM to revenues) was confirmed in the fourth quarter of 2008. It was 34.0% compared with 34.1% in the fourth quarter of 2007 on a comparable basis (34.0% on an historical basis), on improved performance in the United Kingdom, Spain, and Enterprise Communication Services.

operating income

Operating income for the France Telecom group totalled €10.272 billion in 2008, compared with €10.799 billion in 2007, for a decrease of €527 million.

Between the two periods, the combined impact of:

-

the €283 million increase in GOM,

-

the €335 million decrease in depreciation and amortization, reflecting fewer accelerated depreciations than in 2007,

-

the €197 million decrease in share-based compensation (shares granted in 2007),

-

the €40 million decrease in employee profit sharing, and

-

the €98 million decrease of impairment in the value of fixed assets are more than offset by:

-

the €758 million decrease in gains on disposals of assets (in 2007, the Group sold its stakes in TDF and Eutelsat and its Orange mobile and Internet operations in the Netherlands);

-

the €262 million increase in restructuring expenses, particularly in France, Poland and Spain;

-

the €215 million drop in the share of income from associates; and the €245 million increase in goodwill impairment (tied to fixed services in Spain and the closure of e-commerce services in France).

net income

Consolidated net income of the France Telecom group was €4.492 billion in 2008, compared with €6.819 billion in 2007, for a decrease of €2.327 billion corresponding to:

-

the €527 million decrease in operating income;

-

the €1.463 billion increase in corporate tax (€1.573 billion in deferred tax assets had been recognized in France in 2007);

-

the €337 million increase in net financial expenses generated by non-recurring items, principally with the adjustment compared to 2007 of the liquidity arrangement tied to the price guarantee given to minority shareholders in FT España (impact of -€381 million).

Minority interests totalled €423 million in 2008, compared with €519 million in 2007; the decrease of €96 million between the two periods is tied in particular to results in Kenya and from FT España.

6 See “external purchases and other expenses” in the glossary.

Net income Group share was €4.069 billion in 2008, against €6.3 billion in 2007, a drop of €2.231 billion. After adjustment for the main non-recurring items, net income Group share was €5.181 billion in 2008 on a comparable basis, up from €4.561 billion in 2007, a 13.6% improvement (+€620 million). This performance reflects the increase in GOM, the decrease in depreciation and amortization and the drop in net financial expenses.

The main non-recurring items taken into account include:

-

goodwill impairment of €470 million in 2008;

-

the impact of the adjustment compared to 2007 of the liquidity arrangement tied to the price guarantee given to minority shareholders in FT España, equivalent to -€381 million in 2008;

-

gains on disposals of assets and net income from discontinued operations, representing €769 million in 2007;

-

certain non-recurring, deferred tax expenses for -€215 million in 2008 and +€1.141 billion in 2007; and

-

the provision tied to the free shares programme, for -€57 million in 2008 and -€146 million in 2007.

capital expenditure on tangible and intangible assets (CAPEX)

Full-year 2008:

Capital expenditure on tangible and intangible assets (CAPEX) decreased to €6.867 billion in 2008, down 1.6% on an historical basis and down 2.1% on a comparable basis.

The CAPEX rate in relation to revenues came to 12.8%, in line with the guidance of about 13%. It is down 0.7 points in relation to the CAPEX rate for 2007 on a comparable basis (13.5%) and down 0.4 points on an historical basis (13.2%).

Excluding the non-recurring transaction to purchase technical facilities in France carried out in the first half of 2008 for €163 million, CAPEX decreased 4.4% on a comparable basis. All three operating segments contributed to the decrease: CAPEX decreased by 5.8% in Personal Communication Services, by 1.9% in Home Communication Services and by 12.4% in Enterprise Communication Services.

These changes are linked for the most part to the mature European markets, where CAPEX dropped 7.4%, particularly in Poland (-29%), after significant expenditures incurred in 2007 for network capacity expansion and support function optimization. At the same time, CAPEX in emerging markets jumped 9.9% on a comparable basis and represents almost 20% of the Group's total investments in 2008. This increase is tied principally to new operations (Kenya, Niger, Guinea and Central African Republic).

4th quarter 2008:

CAPEX was €2.250 billion, down 12.8% on an historical basis and down 13.9% on a comparable basis. CAPEX represented 16.5% of revenues, down 3 points from 2007 on a comparable basis. All three business segments contributed to the drop: CAPEX decreased by 9.6% in Personal Communication Services, by 18.3% in Home Communication Services and by 8.2% in Enterprise Communication Services.

In mature European markets, the seasonal peak in CAPEX in the fourth quarter was less pronounced than in 2007. In addition, a catch-up effect estimated at €162 million had been recorded in Poland in the fourth quarter of 2007 to satisfy CAPEX commitments given by France Telecom during the acquisition of TP Group as part of a multiyear programme over the period from 1 January 2001 to 31 December 2007.

Emerging market CAPEX, however, jumped 23% and represents 25% of the Group's capital expenditures in the fourth quarter of 2008. This increase relates mostly to the Ivory Coast and new operations in Africa.

organic cash flow

The Group had organic cash flow of €8.016 billion, more than the €7.8 billion achieved in 2007, in line with the objective announced on 6 February 2008 during the presentation of the 2007 results.

The €198 million increase compared with organic cash flow of the previous year reflects for the most part:

-

the €283 million increase in gross operating margin;

-

the €149 million decrease in net financial expenses paid out, in line with the reduction of the debt and an average cost of debt of 6.66%;

-

the €120 million increase in proceeds from disposals of property, plant and equipment and intangible assets connected with the sale of property in Poland in July 2008 (€167 million).

These positive items are partially offset by:

-

the €188 million increase in payments tied to the acquisition of telecommunication licenses (including the 3G license in Egypt and the GSM/3G license in Armenia);

-

a lesser improvement in working capital requirements (WCR), which came to €199 million in 2008 against €281 million in 2007, for a decrease of €82 million from one year to the next; the improvement in operating WCR was more than offset by a deterioration in other WCR components; and

-

the €87 million increase in tax payments.

net financial debt

At 31 December 2008, France Telecom’s net financial debt was €35.859 billion, down from €37.980 billion at 31 December 2007.

The net debt reduction was €2.1 billion in 2008. This was generated by organic cash flow of €8.0 billion, reduced by the following items:

-

dividends paid to France Telecom S.A. shareholders in 2008 involved:

-

dividend for 2007 paid on 3 June 2008 (€3.386 billion),

-

the interim dividend for 2008 paid on 11 September 2008 (€1.563 billion);

-

payments made by subsidiaries to minority shareholders (€1.0 billion in all), including:

-

dividend paid for 2007 (€629 million),

-

share buy-backs carried out by Mobistar and TP Group (€375 million).

Other items adding to net financial debt (particularly acquisitions net of asset disposals, the increased deposits on a escrow account linked to ongoing litigation with the European Commission concerning professional tax) were offset by the favourable impact of the devaluation of the British Pound.

The ratio of net debt to gross operating margin was 1.85 at 31 December 2008, compared with 1.99 at 31 December 2007. The ratio of net debt to EBITDA7 was 1.96 at 31 December 2008, compared with 1.99 at 31 December 2007.

2008 dividend

The Board of Directors will propose to the annual general meeting on 26 May 2009 the payment of a €1.40 dividend per share for 2008. Taking into account the payment of a €0.60 interim dividend on 11 September 2008, the balance to be paid is €0.80 per share which will be paid on 30 June 20098.

Shareholders will also be offered the possibility of receiving payment in new shares for up to 50% of the remaining balance for the 2008 dividend. This option will be available from 2 June to 23 June.

outlook for 2009

The Group has based its objectives on the economic outlook at the end of February 2009.

7 See the glossary and the section entitled “Presentation of the business segments for 2009”

8 shareholders on the register as of 1 June 2009 recieve the dividend. The ex-dividend date is 2 June 2009

Taking into account the current economic outlook, exchange rate fluctuations anticipated in 2009 and excluding the possible acquisition of new spectrum for mobile services, the Group's financial objectives are:

-

organic cash flow remaining at the level achieved in 2008 of €8 billion;

-

the CAPEX to revenue ratio remaining in the 12-13% range.

In the case of further deterioration in the economic environment, investments could be reduced to maintain organic cash flow generation.

In a very competitive environment, the Group is today strongly positioned to maintain or increase its market share in the countries in which it operates. As in 2008, revenue development is expected to outpace the average change in GDP across the Group’s footprint.

The reinforcement of ongoing transformation programmes should enable us to limit the decrease in the GOM rate (gross operating margin as a percentage of revenues).

cash utilisation policy for 2009

The Group pursues a debt reduction policy with the net debt/EBITDA ratio maintained at a level of less than 2 in order to preserve the independence and flexibility of the Group.

The Group will maintain a level of distribution to shareholders greater than or equal to 45% of organic cash flow, while maintaining a good liquidity position. The amount of the interim dividend shall be decided in accordance with the first-half results for 2009.

presentation of the business segments for 2009

The Group’s organizational integration on a country basis, announced in the NExT plan for 2006-2008, is now complete. To be consistent with the new IFRS 8 standard related to segment reporting, the Group will modify its segment reporting to migrate from the current system of reporting by:

•

mobile services,

•

fixed services, and

•

enterprise services,

to a country-based reporting system, with each country encompassing all of its mobile and fixed services, reporting on the following basis:

•

France,

•

the United Kingdom,

•

Poland,

•

Spain,

•

Other Countries,

•

Enterprise services provided by Orange Business Services, and

•

a transversal component combining Shared Support Services and Corporate services.

For each reporting country - France, the United Kingdom, Poland, Spain and Other Countries - the main operating indicators shall be provided separately for mobile services and for fixed services.

Moreover, the Group considers that EBITDA9 has become a more relevant indicator than GOM as used currently to assess the financial performance of the business segments; it is more consistent with the current practices of the telecom sector. This change should also facilitate comparisons among operators of the telecom sector.

The new presentation by country and the EBITDA financial indicator will be used starting with the Group's reporting for the first quarter of 2009.

A conference call will be scheduled for the beginning of April to provide detail on this new segment reporting method. Quarterly financial data and business indicators for the past two years will be provided at that time.

9 see glossary

2008 highlights

January 2008

Orange Spain and Yoigo announced the signature of an agreement to share their mobile network infrastructure throughout Spain.

France Telecom inaugurated its new Orange Lab in Cairo, Egypt. This new lab enables the Group to bolster its presence in Egypt as well as its ability to offer innovative services to its customers, particularly in the Middle East and Africa region. The Group now has 18 Orange Labs around the world.

February 2008, Orange UK and Vodafone defined the next milestones that will enable them to supply the best mobile coverage to the vast majority of people throughout the country.

March 2008

France Telecom announced the acquisition of 100% of Cityvox SAS, one of the Internet’s largest media groups, which is the French leader of local sites and specializes in news about outings and other events.

France Telecom announced the official opening and effective business start-up of its Technocentre in Amman, Jordan. This new centre joins the Group’s international network of 18 Orange Labs. The Amman Technocentre’s mission is to design and introduce new products to the market in Jordan and other countries of the Africa / Middle East / Asia zone as well as in other countries in which the Group does business.

June 2008, Orange UK announced the launch of its new development plan which calls in particular for the recruitment of 500 new customers service representatives, more shops and a new online shop, and investments in 2G and 3G networks to improve their quality and coverage.

July 2008, Orange Spain announced the opening of 300 shops under the Orange brand in the next two to three years, including 30 to 40 shops in 2008.

From June to September 2008, France Telecom increased its stake in FT España by 2.3% for €169 million, bringing its total share to 81.6%.

October 2008

Orange Armenia won a call for tender for attribution of the third mobile license (GSM and 3G) for €52 million.

France Telecom and Hits Telecom Uganda created Orange Uganda Limited to supply telecommunication services in Uganda under the Orange brand.

November 2008, France Telecom signed a memorandum of understanding for the construction of an undersea optical fibre cable that will enable more than 20 countries on the coast of West Africa to connect to the World Wide Web. Together with its subsidiaries, France Telecom joined forces with numerous international operators in this project.

December 2008

France Telecom bought back treasury shares for €20 million as part of its 2008 share buyback programme, for which a description was published on 28 May 2008, earmarked to honour obligations related to the Group’s employee compensation policy.

Numéricable, Orange France and SFR signed an agreement to develop optical fibre.

France Telecom and Etisalat announced the signature of a strategic cooperation agreement centred on home digital solutions, content, international networks and business solutions. Etisalat will thus acquire a 16.6% interest in Soft At Home, a joint company of Thomson, Sagem and France Telecom formed to define software solutions for triple play services (Internet, voice, television) in the home environment.

In 2008

In February, Orange France acquired three of the twelve packages offered for sale by the Professional Football League for League 1 broadcast rights for the next four seasons. The Orange football service (live, on-demand TV broadcast) has been offered since 9 August.

During the first half of the year, Orange France acquired content broadcast rights from film studios, among others, for the Orange Cinema Series line-up launched on 13 November.

In May, France Telecom announced the signature of an agreement with Eutelsat to supplement Orange TV’s offerings. Orange TV programs are now available to practically all French households via a combined ADSL-Satellite technology.

TP S.A. purchased treasury shares corresponding to 2.4% of its share capital for €200 million. This raises France Telecom’s interest in TP S.A. from 48.6% to 49.8%.

Mobistar undertook an initial buyback of treasury shares corresponding to 2.0% of its share capital, followed by a second buyback covering 3.2% of its share capital, for a total of €175 million. This raises France Telecom’s interest in Mobistar from 50.2 % to 52.9%.

review by business segment

personal communication services

In millions of euros	Period ended 31 December
	2008	2007	2007	08 / 07	08 / 07
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	29 477	27 915	29 119	5.6%	1.2%
Gross Operating Margin (GOM)	10 103	9 697	9 977	4.2%	1.3%
GOM / Revenues	34.3%	34.7%	34.3%
CAPEX (excluding licenses)	3 192	3 389	3 493	(5.8%)	(8.6%)
CAPEX / Revenues	10.8%	12.1%	12.0%

Revenues from Personal Communication Services (PCS) totalled €29.477 billion in 2008, a 1.2% increase on an historical basis. The increase includes the unfavourable impact of exchange rates (-€698 million) and the impact of changes in the consolidation scope with the disposal of the Orange subsidiary in the Netherlands, partially offset by the acquisition of Voxmobile in Luxembourg and of Ten in France.

Revenues were up 5.6% on a comparable basis. Excluding the impact of the rate decrease for call terminations and roaming (estimated at -€808 million), revenue growth was very strong on a comparable basis, at 8.7%. About two thirds of this growth came from mature European markets, particularly France, the United Kingdom and Poland. Growth continued to be very strong in emerging markets, where revenues were up 11.3% on a comparable basis.

The Group had 121.8 million PCS customers at 31 December 2008, excluding MVNOs, for a year-on-year increase of 10.8% (11.8 million additional customers, net of terminations). The number of mobile broadband customers was up very sharply, to 26.7 million at 31 December 2008, compared with 15.7 million at 31 December 2007, for a year-on-year increase of 70%. The MVNO customer base in Europe rose to 3.1 million at 31 December 2008 (of which 1.8 million in France), compared with 1.9 million one year earlier on a comparable basis (of which 1.4 million in France).

4th quarter 2008:

Revenues from Personal Communication Services was €7.492 billion in the quarter, an increase of 0.3% on an historical basis and of 3.4% on a comparable basis.

Excluding the impact of the rate decreases for call terminations and roaming, estimated at -€146 million, quarterly revenues grew 5.5% on a comparable basis. Data services continued to be very buoyant (up 17.6% for the quarter), contributing just over half of total revenue growth for the business segment. At the same time, voice services were up 3.9% on a comparable basis. The total number of customers rose sharply, excluding MVNOs, with 4.2 million new customers acquired in the 4th quarter, net of terminations, including 3.0 million in emerging markets and nearly 700,000 in France.

PCS France revenues were €10.516 billion for the year, up 5.2% on both a comparable and an historical basis.

Excluding the impact of rate decreases for call terminations and roaming, estimated at -€288 million for the year, revenues were up 8.3% compared with the preceding year. Nearly half of this growth corresponds to the 4.0% increase in the number of customers (close to a million new customers in 2008) and to the growing share of contract customers, which represented 67.4% of the customer base at 31 December 2008 compared with 64.8% at 31 December 2007, for a gain of 2.6 points in one year.

At the same time, revenues from data services recorded very strong growth (+24% year-on-year), also contributing nearly half of total revenue growth. Data services represented a 20.7% share of network revenues in 2008, compared with 17.3% in 2007 (+3.4 points year on year). Data services excluding text messages represented more than half of total revenues from data services in 2008, recording annual growth of 28%.

These changes reflect the sharp growth in the number of customers in mobile broadband services, with a total of 11.0 million customers at 31 December 2008 against 7.4 million at 31 December 2007 (+49% year-on-year). In particular, Internet Everywhere10 services grew very quickly, with 209,000 customers at 31 December 2008 compared with 36,000 a year earlier.

4th quarter 2008:

PCS France revenues totalled €2.749 billion, up 5.2% on both an historical basis and a comparable basis from the 4th quarter of 2007.

Excluding the impact of the rate decreases for call terminations and roaming, estimated at -€52 million over the quarter, quarterly growth was 7.3%. This reflects growth in the number of customers, which remained very strong, with 678,000 new customers (net of terminations) in the 4th quarter, including 420,000 contract customers. Data services revenues were also very buoyant, with growth of 26%, contributing 60% of total revenue growth for the quarter.

PCS United Kingdom revenues for 2008 came to €5.689 billion. Revenues were down 8.5% on an historical basis due to the unfavourable effect of the pound sterling exchange rate, for an estimated impact of -€865 million.

On a comparable basis, PCS United Kingdom revenues were up 6.3%. Excluding the impact of the rate decreases for call terminations and roaming, estimated at -€75 million, revenues were up 7.8% on a comparable basis. This reflects the 2.3% growth in the number of customers, with 353,000 customers added in 2008, and the growing share of contract customers, whose numbers rose by 10% over the year. Contract customers represented 38.6% of the total at 31 December 2008, compared with 35.9% at 31 December 2007, for a 2.7-point increase year-on-year.

Added to this was the 14% growth in revenues from data services, driven by text messaging services and other data services. Data services represented a 23.3% share of network revenues in 2008, compared with 21.4% in 2007. At 31 December 2008, there were 3.3 million mobile broadband customers, against 1.8 million at 31 December 2007, an 86% increase year-on-year.

4th quarter 2008:

Revenues from PCS United Kingdom were down 15.3% on an historical basis to €1.357 billion due to the unfavourable impact of the pound sterling exchange rate (-€246 million). On a comparable basis, revenues were stable compared with the 4th quarter of 2007. The 9% growth of data services revenues offset the drop in equipment sales, while voice services revenues remained stable. The customer base grew by 180,000 new customers in the 4th quarter of 2008, due to the steady growth of contract customers.

PCS Spain revenues were €3.382 billion, up 0.4% on a comparable basis from the preceding year (down 0.7% on an historical basis).

Excluding the impact of the rate decreases for call terminations and roaming, estimated at -€142 million for the year, revenues were up 4.8% on a comparable basis. This reflects growth in the number of customers (+2.6%, or 283,000 new customers in 2008) and the growing share of contract customers, which were up 8.0%. Contract customers represented 56.6% of the total number of customers at 31 December 2008, a gain of 2.9 points year-on-year. At the same time, the number of mobile broadband customers more than doubled in one year, going from 1.605 million at 31 December 2007 to 3.256 million at 31 December 2008.

4th quarter 2008:

PCS Spain revenues totalled €819 billion with growth of 1.2% on both an historical basis and a comparable basis. Excluding the impact of the rate decreases for call terminations and roaming, they remained stable compared with the preceding year: the 9.2% increase in data services revenues offset the 3.2% drop in voice services revenues. The customer base grew by 150,000 additional customers, 123,000 of whom were contract customers.

 10 See glossary.

Revenues from PCS Poland were up 15.5% on an historical basis to €2.464 billion for the year, including the favourable impact of the exchange rate (+€168 million).

On a comparable basis, year-on-year growth was 7.1%. Excluding the impact of rate decreases for call terminations and roaming, estimated at -€84 million, growth was 11.1%. It was generated by the 11.0% increase in the number of contract customers, which represented 43.5% of the total customer base at 31 December 2008, compared with 39.2% at 31 December 2007, a gain of 4.3 points year-on-year. In addition, there was also very strong growth in data services. The number of mobile broadband customers rose by nearly 55% in one year to 4.6 million customers at 31 December 2008. Orange Poland remains the leader on the mobile market, with an estimated market share by value of 33.3% for the year.

4th quarter 2008:

PCS Poland revenues totalled €586 billion, up 1.2% on an historical basis and up 2.4% on a comparable basis. Excluding the impact of rate decreases for call terminations and roaming, growth in the quarter was +5.9% on a comparable basis. This reflects the steady growth in the number of contract customers, with 204,000 customers added in the 4th quarter, as well as strong growth in data services.

PCS Rest of World revenues for 2008 were €7.573 billion. On an historical basis, the impact of changes in consolidation scope (-€481 million with the disposal of Orange’s mobile operations in the Netherlands and the acquisition of Voxmobile in Luxembourg) led to a 0.3% increase in revenues. The overall effect of exchange rates was not significant elsewhere, coming to -€3 million for the year as a whole.

Revenues for the year were up 7.2% on a comparable basis. Excluding the impact of the rate decreases for call terminations and roaming in the European countries, (estimated at -€220million), revenues grew by 10.6%. This reflects strong growth in the number of customers, which was up 22.8% on a comparable basis with 10.2 million subscribers added in 2008. Growth in the customer base was particularly strong in Egypt, Mali, Senegal and Madagascar.

4th quarter 2008:

PCS Rest of World revenues rose to €2.011 billion, up 7.1% on an historical basis and up 5.3% on a comparable basis. Excluding the impact of rate decreases for call terminations and roaming in the European countries, quarterly revenue growth was 7.4% on a comparable basis. Growth in the number of customers was very strong, with 3.1 million customers added in the 4th quarter. Egypt, the Ivory Coast and Senegal made the largest contributions. Added to this was the consolidation effect of the 360,000 mobile services customers from Kenya at 31 December 2008.

Gross operating margin for Personal Communication Services was €10.103 billion in 2008, an increase of 4.2% on a comparable basis and of 1.3% on an historical basis. The gross operating margin rate (GOM to revenues) was 34.3% in 2008, down 0.4 points in relation to 2007 on a comparable basis (stable on an historical basis). The 5.6% growth in revenue on a comparable basis was offset in part by the increase in interconnection and commercial expenses.

In France, GOM rose 1.5% on a comparable basis due to the 5.2% growth in revenues. The GOM rate of 37.3% was down 1.3 points from 2007, impacted by specific items representing a 2 point decrease in the GOM rate (subsidies for the iPhone, content purchases and the cut in call termination rates).

GOM rose 11.8% in the United Kingdom on a comparable basis. The impact of revenue growth (+6.3%) was partially offset by increases in purchases and increased carrier costs related to unlimited offers. The GOM rate of 22.9% was up 1.1 point compared with 2007.

In Spain, GOM rose 3.6% on a comparable basis despite a difficult economic environment and the GOM rate rose 0.7 points thanks to lower commercial expenses, including a reduction in handset subsidies, offset in part by an increase in provisions on accounts receivable linked to the economic downturn.

In Poland, GOM rose 3.0% on a comparable basis, fuelled by a 7.1% increase in revenues. The GOM rate of 37.6% was down 1.5 points from the preceding year. It was impacted by:

-

increases in purchases and carrier costs related to the growth in unlimited offers,

-

the unfavourable variation in exchange rates for some expenses billed in euros (notably costs related to the 3G license).

GOM was up 5.2% in the Rest of the World business segment, fuelled by the 7.2% growth in revenues, partially offset by the drop in call termination rates. Performance was particularly strong in Egypt (GOM up 26.5% for a GOM rate of 47%) and in Moldova (GOM up 28% for a GOM rate of 56%).

Capital expenditures on tangible and intangible assets (CAPEX excluding GSM and UMTS licenses) was €3.192 billion in Personal Communication Services, compared with €3.389 billion in 2007 on a comparable basis, falling 5.8% year-on-year (-8.6% on an historical basis).

The reduction in CAPEX in mature countries, particularly France, Poland and Spain, was offset in part by a CAPEX increase in emerging markets tied to the development of:

-

existing operations (principally in Romania, the Ivory Coast and the Dominican Republic),

-

new operations in Niger, the Central African Republic, Guinea Bissau and Guinea.

CAPEX for Personal Communication Services represented 10.8% of revenues in 2008 compared with 12.1% in 2007 on a comparable basis (12.0% on an historical basis).

Home Communication Services

In millions of euros	Period ended 31 December
	2008	2007	2007	08 / 07	08 / 07
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	22 951	23 028	22 671	(0.3%)	1.2%
Gross Operating Margin (GOM)	7 732	7 840	7 799	(1.4%)	(0.9%)
GOM / Revenues	33.7%	34.0%	34.4%
CAPEX	3 319	3 217	3 080	3.2%	7.8%
CAPEX / Revenues	14.5%	14.0%	13.6%

Revenues from Home Communication Services (HCS) came to €22.951 billion in 2008, up 1.2% on an historical basis due to the favourable foreign exchange impact (+€138 million) and changes in consolidation scope, principally with the acquisition of Ya.com in Spain and Telkom Kenya, and the disposal of Orange Internet operations in the Netherlands.

HCS revenues were down 0.3% for the year on a comparable basis. The sector recorded very strong growth in revenues from broadband ADSL services, offsetting almost entirely the declining trend in legacy phone services in France, Poland and Spain.

The number of consumer broadband ADSL subscribers in Europe rose to 12.7 million at 31 December 2008, representing annual growth of 9.1% (more than a million new ADSL subscribers, net of service terminations).

The number of Livebox sets was up 28%, with 7.8 million units sold in Europe at 31 December 2008 compared with 6.1 million units at 31 December 2007. The number of Voice over IP customers grew 36% to 6.5 million at 31 December 2008 compared with 4.8 million at 31 December 2007. Digital and satellite TV subscribers rose to 2.1 million in Europe at 31 December 2008 (mainly in France), compared with 1.2 million a year earlier, an increase of 66%.

4th quarter 2008:

Revenues totalled €5.869 billion in Home Communication Services, up 0.7% on an historical basis. The positive impact of changes in consolidation scope, principally the consolidation of Telkom Kenya, was offset in part by the unfavourable impact of exchange rates (-€42 million). On a comparable basis, 4th quarter 2008 revenues were down 0.8 % in Home Communication Services, following a 1.2% decline in the 3rd quarter. Improvement was recorded mostly in carrier services in France and Poland (international services).

HCS France revenues came to €18.071 billion in 2008 for an increase of 0.2% year-on-year on a comparable basis (0.6% increase on an historical basis). The declining trend in legacy telephone services (line rentals and communications) was offset by the growth in consumer broadband ADSL services and carrier services. In the second half of 2008, revenues reflected:

-

the end of the impact of the basic telephone service subscription price increase of 1 July 2007;

-

the impact of wholesale ADSL price reductions decided by the regulator and made effective on 1 July 2008, and

-

the impact of the Chatel law.

There were a total of 8.3 million consumer broadband ADSL subscribers at 31 December 2008, for year-on-year growth of 14.1% (1.0 million new ADSL subscribers for the year). ADSL Multiservices also saw rapid growth. At 31 December 2008, there were:

-

6.5 million Livebox rentals, an increase of 26% in one year, with Liveboxes representing 79% of ADSL subscribers at 31 December 2008, up from 71% a year earlier;

-

5.8 million Voice over IP customers, an increase of 41% in one year, with Voice over IP representing 69% of ADSL subscribers and 88% of Livebox rentals at 31 December 2008; and

-

1.9 million Digital TV subscribers (satellite and ADSL television), a 66% increase year on year. In this regard, at 31 December 2008, there were a total of 201,000 subscribers to the Orange satellite TV offer marketed since 3 July.

Content services continued to experience rapid growth:

-

Video on Demand (VOD) downloads more than doubled, with 12.1 million downloads in 2008 compared with 5.1 million in 2007;

-

The Orange sport channel marketed since 9 August 2008 and the Orange cinema series channels launched on 13 November 2008 represented 130 000 subscribers at 31 December 2008.

However, revenues from legacy phone service subscriptions were down 8.0% year-on-year. The growth of total unbundling, of naked ADSL and of wholesale telephone subscriptions caused the number of traditional telephone line rentals to drop 10% over the year. This was partially offset by the increase in the line rental price for the first half of 2008, which occurred on 1 July 2007. In addition, the 18.2% drop in revenues from traditional telephone communications reflects the growing use of Voice over IP services.

4th quarter 2008:

HCS France revenues were down 0.6% on an historical basis and 1.0% on a comparable basis to €4.613 billion. The decline in traditional phone services (line rentals and communications) followed the trend of the preceding quarters. It was offset by continued very strong growth in broadband ADSL services and growth in carrier services, particularly for international services.

Revenues from HCS Poland were up 3.8% to €2.995 billion, including the favourable impact of the Polish zloty exchange rate (+€226 million). On a comparable basis, HCS Poland revenues were down 3.1%.

The number of fixed line subscribers continued to decline in Poland due to the migration of applications to mobile phones. Added to this is the impact of rate cuts imposed by the regulator (particularly for fixed-to-mobile communications and call termination rates), estimated at -€55 million in 2008. These unfavourable impacts were partially offset by the growth in revenues from broadband ADSL services, business network management services and carrier services. The number of ADSL subscribers rose to 2.2 million at 31 December 2008, for a year-on-year increase of 8.3%.

4th quarter 2008:

Revenues from HCS Poland were €703 billion, a 5.4% decline on an historical basis due to the unfavourable impact of the Polish zloty exchange rate (-€23 million for the quarter). On a comparable basis, 4th quarter 2008 revenues were largely stable at -0.1%, following a 4.8% decline in the 3rd quarter. Improvement was recorded in carrier services, especially with the growth of international services.

HCS Rest of World revenues totalled €2.214 billion in 2008, up 5.4% on an historical basis. This includes the positive impact of changes in the consolidated group, with the acquisition of Ya.com in Spain and of Telkom Kenya, and the disposal of Orange's Internet operations in the Netherlands, offset in part by the unfavourable impact of exchange rates (-€86 million). On a comparable basis, PCS Rest of World revenues were up 2.2% compared with 2007.

On a comparable basis, revenues were up 4.3% in Spain. broadband ADSL services continued their strong upward trend supported by:

-

the growing share of ADSL subscriptions sold unbundled from the telephone line, which came to 74% of the total number of ADSL subscriptions at 31 December 2008, compared with 67% a year earlier; and

-

the growth of ADSL + Voice packages, and Video on Demand services.

The total number of ADSL subscribers remained essentially stable, with 1.164 million subscribers at 31 December 2008.

In the United Kingdom, revenues were down 10.5% on a comparable basis. The business environment was marked by the drop in narrowband Internet and portals and, to a lesser extent, by the levelling off of the broadband ADSL customer base. There were a total of 1 million ADSL subscribers at 31 December 2008, a 12% drop in relation to 31 December 2007. ADSL subscriptions sold unbundled from the telephone line were up sharply, representing 44% of the total number of ADSL subscribers at 31 December 2008 compared with 30% a year earlier, a 14-point improvement in one year.

Revenues in other countries, which represented approximately half of HCS Rest of World revenues, were up 4.1% on a comparable basis due to the growth of operations, primarily in Senegal and the Ivory Coast.

4th quarter 2008:

Revenues for HCS Rest of World came to €646 million, an increase of 24.3% on an historical basis, reflecting the acquisition of Telkom Kenya, partially offset by the unfavourable impact of exchange rates (-€19 million). Quarterly revenues were up 3.0% on a comparable basis. The drop in revenues in the United Kingdom was more than offset by quarterly business growth in Spain and other countries, particularly Senegal, Jordan and the Ivory Coast.

Gross operating margin for Home Communication Services was €7.732 billion in 2008, a decrease of 1.4% on a comparable basis and of 0.9% on an historical basis.

The gross operating margin rate (GOM to revenues) was 33.7% in 2008 against 34.0% in 2007 on a comparable basis and 34.4% on an historical basis, down 0.3 point (down 0.7 point on an historical basis). Rising development and marketing costs for new broadband ADSL services (particularly commercial expenses and IT costs) were offset in part by lower taxes and operating fees in France and Poland, and the decrease in labour expenses. The number of employees for the HCS business segment (128,041 at 31 December 2008) was down 4.7% year-on-year on a comparable basis (-1.5% on an historical basis).

In France:

GOM was down 2.0% on a comparable basis, due to:

-

the end of the impact of the basic subscription rate increase of 1 July 2007, the impact of wholesale ADSL rate reductions imposed by the regulator, effective 1 July 2008, and the impact of the Chatel law; and

-

increased costs for content purchases.

Excluding the rate impacts described above, GOM was up 3% on improved processes and a decrease in structural costs.

The GOM rate for the year of 35.3% in 2008 was down 0.8 point compared with 2007.

In Poland:

GOM was down 2.5% on a comparable basis and the GOM rate of 41.9% was up 0.3 point compared with 2007. The 3.1% drop in revenues was partially offset by the decrease in provisions, operating taxes, and labour expenses, with 2,342 employees leaving voluntarily in 2008.

Rest of World:

GOM improved sharply and was up 113.5% on a comparable basis from the preceding year. It was buoyed by the favourable effect of unbundling in Spain and the increase of GOM in Senegal and Jordan tied to rising revenues.

Capital expenditure on tangible and intangible assets (CAPEX) in Home Communication Services increased to €3.319 billion in 2008 from €3.217 billion in 2007, for growth of 3.2% on a comparable basis and of 7.8% on an historical basis.

Excluding the special transaction to purchase operating premises in France carried out in the first half of 2008 for €163 million, CAPEX decreased 1.9% on a comparable basis. The significant drop in CAPEX in Poland (-33.8% on a comparable basis) is explained by the slowing of business development CAPEX following the sharp increase of the preceding year. This drop is offset in part by:

-

the increase in CAPEX in France tied mainly to pre-deployment of the fibre network and the development of the network of outlets and service platforms; and

-

business development in Kenya and Spain.

CAPEX for Home Communication Services represented 14.5% of revenues in 2008 against 14.0% in 2007 on a comparable basis (13.6% on an historical basis).

enterprise communication services

In millions of euros	Period ended 31 December
	2008	2007	2007	08 / 07	08 / 07
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	7 778	7 631	7 721	1.9%	0.7%
Gross Operating Margin (GOM)	1 564	1 332	1 343	17.4%	16.5%
GOM / Revenues	20.1%	17.5%	17.4%
CAPEX	356	406	406	(12.4%)	(12.4%)
CAPEX / Revenues	4.6%	5.3%	5.3%

Revenues for Enterprise Communication Services totalled €7.778 billion in 2008, up 0.7% from 2007 on an historical basis. This includes the unfavourable impact of exchange rates (-€112 million) and the positive impact of changes in the consolidation scope resulting from the consolidation of the “Enterprise” and “Managed Services” divisions of GTL India, acquired in July 2007, and the acquisitions of Netia and PCM in October 2008 (TV broadcasting business).

On a comparable basis, 2008 revenues were up 1.9%, for a 1.5-point improvement compared with growth the previous year (+0.4%). This improvement is tied for the most part to fixed telephone services and traditional data services, which fell much less steeply (-4.9% on a comparable basis) than in 2007 (-9.3%). The migration of enterprise networks to more recent technologies slowed significantly in 2008, after having a significant impact in previous years.

Advanced Business Network services were up 6.8% on a comparable basis (+4.6% on an historical basis), reflecting strong growth in IP network services and very high-speed infrastructure services such as MAN Ethernet and Ethernet LINK. The number of IP-VPN subscribers worldwide rose 7.5% year-on-year to 318,000 at 31 December 2008. Meanwhile, the Business Everywhere mobility offer was up 19.5% in France, with 683,000 users at 31 December 2008.

Extended Business Services were up 14.6% on a comparable basis (+18.4% on an historical basis), driven by strong growth and outperforming the market in facilities management and consulting, and integration services for business network management.

Other Business Services were up 2.5% on a comparable basis (down 3.9% on an historical basis) on strong growth in broadcasting services. Revenues from sales of equipment were stable after rising sharply in 2007.

Revenues from ICT services11, excluding equipment sales, were up 10.9% in 2008 on a comparable basis compared with 2007. Combined revenues for ICT services (including equipment sales) rose 7.3%, representing 28.3% of revenues from customers outside the Group in 2008, for growth of 1.6 points compared with 2007.

11 See glossary.

4th quarter 2008:

Revenues from Enterprise Communication Services rose to €2.038 billion, up 1.5% on an historical basis compared with the 4th quarter of 2007 and up 0.8% on a comparable basis. This performance reflects the resilience of traditional data services and continued revenue growth in ICT services, outperforming the market. As in previous quarters, the downward trend continued in legacy phone services. Slower growth was recorded in Advanced Business Network services due to rate cuts at the end of 2008.

Gross operating margin came to €1.564 billion in 2008, an increase of 17.4% on a comparable basis compared with the previous year (+16.5% on an historical basis). A 2.6-point improvement was recorded in the GOM rate (GOM to revenues), which came to 20.1% in 2008, compared witt 17.5% in 2007 on a comparable basis. This significant improvement in GOM for the year reflects improved performance in connectivity and services, and a decrease in overheads.

Capital expenditure on tangible and intangible assets (CAPEX) stood at €356 million in 2008, down 12.4% from 2007 on both an historical basis and a comparable basis. CAPEX concerned mainly connectivity and the continuing growth of the services business. The decrease in 2008 is tied to changes in the business model and a drop in prices for equipment installed at customer locations.

schedule of upcoming events

•

early April 2009: conference call to present the new segment reporting

•

29 April 2009 : results for the 1st quarter of 2009

•

30 July 2009: results for the 2nd quarter of 2009

•

29 October 2009: results for the 3rd quarter of 2009

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

financial communication contacts: +33 1 44 44 04 32 (analysts and investors) Vincent Benoit vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation prepared for the publication of the 2008 annual results can be viewed on the France Telecom website at http://www.orange.com disclaimer

This press release contains forward-looking statements about France Telecom's business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

(in millions of euros, except for figures related to shares)

(in millions of euros)	At 31 Dec. 2008	At 31 Dec. 2007
Revenues	53 488	52 959
External purchases	(23 652)	(23 156)
Other operating incomes	380	440
Other operating expenses	(2 258)	(2 360)
Labour expenses: wages and employee benefit expenses	(8 559)	(8 767)
Gross operating margin	19 399	19 116
Employee profit-sharing	(319)	(359)
Share-based compensation	(82)	(279)
Depreciation and amortization	(7 776)	(8 111)
Impairment of goodwill	(271)	(26)
Impairment of non-current assets	(9)	(107)
Gains (losses) on disposal of assets	11	769
Restructuring costs	(470)	(208)
Share of profits (losses) of associates	(211)	4
Operating income	10 272	10 799
Interest expense, net	(2 766)	(2 521)
Foreign exchange gains (losses)	(63)	(4)
Discounting expense	(158)	(125)
Finance costs, net	(2 987)	(2 650)
Income tax	(2 793)	(1 330)
Consolidated net income	4 492	6 819
Net income attributable to equity holders of France Telecom SA	4 069	6 300
Minority interests	423	519

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom SA
- basic	1.56	2.42
- diluted	1.54	2.36

appendix 2: consolidated balance sheet

(in millions of euros)	At 31 Dec. 2008	At 31 Dec. 2007
ASSETS
Goodwill	30 811	31 389
Other intangible assets	14 451	16 658
Property, plant and equipment	26 534	27 849
Interests in associates	172	282
Assets available for sale	203	518
Non-current loans and receivables	1 554	1 960
Non-current financial assets at fair value through profit or loss	106	54
Non-current hedging derivatives assets	624	42
Other non-current assets	32	63
Deferred tax assets	5 142	7 273
Total non-current assets	79 629	86 088
Inventories	976	1 068
Trade receivables	6 163	6 556
Current loans and other receivables	63	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	721	534
Current hedging derivatives assets	75	12
Other current assets	2 143	2 035
Current tax assets	144	111
Prepaid expenses	581	673
Cash and cash equivalents	4 800	4 025
Total current assets	15 666	15 095
TOTAL ASSETS	95 295	101 183
EQUITY AND LIABILITIES
Share capital	10 460	10 457
Additional paid-in capital	15 325	15 317
Retained earnings (deficit)	1 958	2 532
Cumulative translation adjustment	(143)	1 747
Equity attributable to shareholders of France Telecom SA	27 600	30 053
Minority interests	3 598	4 470
Total equity	31 198	34 523
Non-current trade payables	498	435
Non-current financial liabilities at amortized cost, excluding trade payables	31 782	32 532
Non-current financial liabilities at fair value through profit or loss	495	154
Non-current hedging derivatives liabilities	650	955
Non-current employee benefits	559	535
Non-current provisions	1 262	1 657
Other non-current liabilities	711	870
Deferred tax liabilities	1 288	1 539
Total non-current liabilities	37 245	38 677
Current trade payables	9 519	9 580
Current financial liabilities at amortized cost, excluding trade payables	8 236	8 694
Current financial liabilities at fair value through profit or loss	913	730
Current hedging derivatives liabilities	2	353
Current employee benefits	1 700	1 881
Current provisions	1 453	1 592
Other current liabilities	1 989	1 837
Current tax payables	277	331
Deferred income	2 763	2 985
Total current liabilities	26 852	27 983
TOTAL EQUITY AND LIABILITIES	95 295	101 183

appendix 3: consolidated statement of cash flows

(in millions of euros)	Year ended 31 December 2008	Year ended 31 December 2007
operating activities
Consolidated net income	4 492	6 819
Adjustments to reconcile net income / (loss) to funds generated from operations	13 488	10 733
Change in inventories, trade receivables and trade payables	613	61
Other changes in working capital requirements	(454)	233
Other operating monetary items	(3 140)	(3 202)
Net cash provided by operating activities	14 999	14 644
investing activities
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(7 216)	(6 939)
Proceeds from sales of property, plant and equipment and intangible assets	233	113
Cash paid for investment securities and subsidiaries, net of cash acquired	(761)	(1 117)
Proceeds from sales of investment securities, net of cash transferred	56	1 808
Decrease (increase) in marketable securities and other long-term assets : escrow deposit	(207)	(757)
Other decrease (increase) marketable securities and other long-term assets	(140)	11
Net cash used in investing activities	(8 035)	(6 881)
financing activities
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	5 486	3 946
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares, long-term debt and equity portion of hybrid debt	(7 103)	(6 447)
Increase (decrease) in bank overdrafts and short-term borrowings	968	(906)
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	672	(330)
Exchange rate effects on derivatives, net	(378)	(99)
Purchase of treasury shares	(35)	(214)
Change in capital	(89)	190
Dividends paid to shareholders	(5 578)	(3 794)
Net cash used in financing activities	(6 057)	(7 654)

Cash and cash equivalents at beginning of period	4 025	3 970
Net change in cash and cash equivalents	907	109
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	(132)	(54)
Cash and cash equivalents at end of period	4 800	4 025
organic cash flow
Net cash provided by operating activities	14 999	14 644
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(7 216)	(6 939)
Proceeds from sales of property, plant and equipment and intangible assets	233	113
Organic cash flow	8 016	7 818

appendix 4: change in net financial debt from 2007 to 2008

(In millions of euros)

Net financial debt at 31 December 2007	37 980

Organic cash flow	(8 016)
Proceeds from the sale of investment securities, net of cash transferred	(56)
Dividends paid by France Telecom S.A.*	4 949
Dividends paid by subsidiaries to minority shareholders	629
Cash paid for investment securities, net of cash acquired	761
Change in fair value of the price guarantee given to the minority shareholders of FT España/Amena	294
Escrow account deposit	207
Other items**	(889)

Net financial debt at 31 December 2008	35 859

*

Payment of a dividend of €1.30 per share for the 2007 financial year (€3.386bn) and the payment of an interim dividend of €0.60 per share for the 2008 financial year (€1.563bn)

**

Includes mainly the impact on net debt of the loss of value of the pound sterling in relation to the euro.

appendix 5: 2007 and 2008 revenues

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	Change (in %) historical basis	change (in %) comparable basis
Revenues
Personal Communication Services	29 477	29 119	27 915	1.2	5.6
France	10 516	9 998	9 999	5.2	5.2
United Kingdom	5 689	6 217	5 352	(8.5)	6.3
Spain	3 382	3 404	3 370	(0.7)	0.4
Poland	2 464	2 133	2 301	15.5	7.1
Rest of World	7 573	7 550	7 066	0.3	7.2
Eliminations	(147)	(183)	(173)	(19.5)	(15.0)
Home Communication Services	22 951	22 671	23 028	1.2	(0.3)
France	18 071	17 957	18 041	0.6	0.2
Consumer Services	9 411	9 499	9 544	(0.9)	(1.4)
Carrier Services	6 405	6 143	6 185	4.3	3.6
Other HCS revenues	2 255	2 315	2 312	(2.6)	(2.5)
Poland	2 995	2 886	3 092	3.8	(3.1)
Rest of World	2 214	2 100	2 166	5.4	2.2
Eliminations	(329)	(272)	(271)	20.6	21.8
Enterprise Communication Services	7 778	7 721	7 631	0.7	1.9
Business Network Legacy	3 443	3 648	3 622	(5.6)	(4.9)
Advanced Business Network	2 054	1 964	1 923	4.6	6.8
Extended Business Services	1 349	1 139	1 177	18.4	14.6
Other Business services	932	970	909	(3.9)	2.5
Inter-segment eliminations	(6 718)	(6 552)	(6 604)	2.5	1.7
Total	53 488	52 959	51 970	1.0	2.9

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	change (in %) historical basis	change (in %) comparable basis
4th quarter
Personal Communication Services	7 492	7 467	7 246	0.3	3.4
France	2 749	2 613	2 613	5.2	5.2
United Kingdom	1 357	1603	1 358	(15.3)	0.0
Spain	819	829	829	(1.2)	(1.2)
Poland	586	579	573	1.2	2.4
Rest of World	2 011	1 877	1 911	7.1	5.3
Eliminations	(30)	(35)	(36)	(12.7)	(14.9)
Home Communication Services	5 869	5 831	5 919	0.7	(0.8)
France	4 613	4 642	4 662	(0.6)	(1.0)
Consumer Services	2 357	2 390	2 394	(1.4)	(1.5)
Carrier Services	1 647	1 584	1 593	3.9	3.4
Other HCS revenues	610	667	676	(8.6)	(9.7)
Poland	703	743	703	(5.4)	(0.1)
Rest of World	646	520	628	24.3	3.0
Eliminations	(93)	(74)	(74)	25.4	25.5
Enterprise Communication Services	2 038	2 007	2 022	1.5	0.8
Business Network Legacy	866	894	898	(3.1)	(3.5)
Advanced Business Network	532	508	514	4.8	3.6
Extended Business Services	384	326	347	18.0	10.9
Other Business services	255	279	264	(8.7)	(3.3)
Inter-segment eliminations	(1 765)	(1 765)	(1 779)	0.0	(0.8)
Total	13 634	13 539	13 408	0.7	1.7
3rd quarter
Personal Communication Services	7 604	7 546	7,233	0.8	5.1
France	2 706	2 556	2,556	5.9	5.9
United Kingdom	1 451	1 599	1,370	(9.3)	5.9
Spain	884	900	900	(1.8)	(1.8)
Poland	664	559	636	19.0	4.4
Rest of World	1 945	1 981	1 818	(1.8)	7.0
Eliminations	(46)	(49)	(46)	(5.7)	(0.6)
Home Communication Services	5 711	5 672	5 778	0.7	(1.2)
France	4 491	4 478	4 515	0.3	(0.6)
Consumer Services	2 339	2 396	2 405	(2.4)	(2.7)
Carrier Services	1 585	1 555	1 566	1.9	1.2
Other HCS revenues	567	527	545	7.6	4.0
Poland	783	722	823	8.5	(4.8)
Rest of World	525	551	517	(4.8)	1.5
Eliminations	(87)	(79)	(76)	10.5	14.0
Enterprise Communication Services	1 900	1 914	1 878	(0.7)	1.2
Business Network Legacy	838	897	888	(6.6)	(5.6)
Advanced Business Network	518	494	478	4.9	8.3
Extended Business Services	327	276	281	18.4	16.4
Other Business services	217	247	231	(12.1)	(5.8)
Inter-segment eliminations	(1 665)	(1 624)	(1 638)	2.5	1.7
Total	13 550	13 508	13 251	0.3	2.3

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	change (in %) historical basis	change (in %) comparable basis
2nd quarter
Personal Communication Services	7,317	7 175	6 820	2.0	7.3
France	2 594	2 441	2 441	6.3	6.3
United Kingdom	1 438	1 526	1 307	(5.8)	10.0
Spain	852	854	837	(0.3)	1.7
Poland	627	516	574	21.5	9.4
Rest of World	1 842	1 891	1 708	(2.6)	7.8
Eliminations	(36)	(53)	(47)	(32.0)	(24.4)
Home Communication Services	5 722	5 594	5 684	2.3	0.7
France	4 490	4 433	4 443	1.3	1.0
Consumer Services	2 359	2 342	2 357	0.7	0.1
Carrier Services	1 583	1 521	1 532	4.0	3.3
Other HCS revenues	548	569	555	(3.7)	(1.2)
Poland	769	714	797	7.6	(3.6)
Rest of World	540	511	509	5.6	6.1
Eliminations	(77)	(65)	(65)	19.2	17.5
Enterprise Communication Services	1 938	1 910	1 866	1.5	3.9
Business Network Legacy	868	913	900	(4.9)	(3.6)
Advanced Business Network	506	485	467	4.2	8.2
Extended Business Services	329	278	284	18.3	16.0
Other Business services	236	234	215	0.8	9.7
Inter-segment eliminations	(1 700)	(1 611)	(1 621)	5.5	4.9
Total	13 276	13 068	12 750	1.6	4.1
1st quarter
Personal Communication Services	7 064	6 931	6 615	1.9	6.8
France	2 468	2 388	2 389	3.3	3.3
United Kingdom	1 443	1 489	1 318	(3.1)	9.5
Spain	827	821	804	0.7	2.9
Poland	586	479	519	22.4	13.0
Rest of World	1 775	1 801	1 630	(1.4)	8.9
Eliminations	(35)	(47)	(44)	(25.1)	(19.9)
Home Communication Services	5 649	5 574	5 647	1.3	0.0
France	4 478	4 405	4 420	1.6	1.3
Consumer Services	2 356	2 370	2 389	(0.6)	(1.4)
Carrier Services	1 591	1 483	1 494	7.3	6.5
Other HCS revenues	530	552	537	(3.9)	(1.3)
Poland	740	707	769	4.7	(3.7)
Rest of World	503	517	512	(2.8)	(1.7)
Eliminations	(72)	(55)	(54)	30.4	32.9
Enterprise Communication Services	1 902	1 890	1 865	0.6	2.0
Business Network Legacy	872	944	936	(7.6)	(6.9)
Advanced Business Network	499	477	464	4.4	7.5
Extended Business Services	308	259	266	18.7	16.0
Other Business services	224	209	200	6.9	12.1
Inter-segment eliminations	(1 587)	(1 551)	(1 567)	2.3	1.3
Total	13 027	12 844	12 561	1.4	3.7

appendix 6: gross operating margin at 31 December 2008 and 31 December 2007

(In millions of euros)		Year 2008	Year 2007 historical basis	Year 2007 comparable basis	Change 2008/2007 (in %) historical basis	Change 2008/2007 (in %) comparable basis
Personal Communication Services		10 103	9 977	9 697	1.3	4.2
Of which	France	3 920	3 861	3 863	1.5	1,5
	United Kingdom	1 302	1 408	1 164	(7.5)	11,8
	Spain	815	805	787	1.3	3,6
	Poland	927	834	899	11.2	3,0
	Rest of World	3 139	3 071	2 983	2.2	5,2
	Eliminations	-	-	-	-	-
Home Communication Services		7 732	7 799	7 840	(0.9)	(1.4)
Of which	France	6 371	6 482	6 504	(1.7)	(2,0)
	Poland	1 254	1 205	1 286	4.1	(2,5)
	Rest of World	107	112	50	(3.6)	113,5
	Eliminations	-	-	-	-	-
Enterprise Communication Services		1 564	1 343	1 332	16.5	17.4
Inter-segment eliminations		-	(3)	(3)	-	-
Total gross operating margin		19 399	19 116	18 866	1.5	2.8

appendix 7: CAPEX at 31 December 2008 and 31 December 2007

(In millions of euros)		Year 2008	Year 2007 historical basis	Year 2007 comparable basis	Change 2008/2007 (en %) historical basis	Change 2008/2007 (en %) comparable basis
Personal Communication Services		3 192	3 493	3 389	(8.6)	(5.8)
Of which	France	704	805	805	(12.5)	(12,5)
	United Kingdom	450	501	431	(10.1)	4,5
	Spain	365	464	464	(21.4)	(21,4)
	Poland	288	335	361	(14.0)	(20,3)
	Rest of World	1 385	1 389	1 327	(0.3)	4,4
	Eliminations	-	-	-	-	-
Home Communication Services		3 319	3 080	3 217	7.8	3.2
Of which	France	2 465	2 169	2 215	13.7	11,3
	Poland	448	627	677	(28.5)	(33,8)
	Rest of World	405	284	325	42.7	24,5
	Eliminations	-	-	-	-	-
Enterprise Communication Services		356	406	406	(12.4)	(12.4)
Inter-segment eliminations		-	-	-	-	-
Total CAPEX		6 867	6 979	7 012	(1.6)	(2.1)

appendix 8: France Telecom key performance indicators

(historical basis)	at 31 March 2007	at 30 June 2007	at 30 Sept. 2007	at 31 Dec. 2007	at 31 March 2008	at 30 June 2008	at 30 Sept. 2008	at 31 Dec. 2008
Customers of the France Telecom Group
Total number of customers* (millions)	161.081	163.536	168.084	170.474	172.627	174.470	177.369	182.306
- of which mobile services customers* (millions)	100.103	102.753	107.197	109.980	112.254	114.380	117.604	121.822
- of which ADSL broadband customers in Europe (millions)	10.187	10.532	11.451	11.658	12.041	12.239	12.463	12.716
Personal Communication Services (PCS)
Total number of customers* (millions)	100.103	102.753	107.197	109.980	112.254	114.380	117.604	121.822
- of which contract customers (millions)	39.150	39.992	41.195	41.785	42.452	43.401	44.461	45.732
- of which broadband customers (millions)**	8.769	10.791	12.789	15.702	17.933	21.000	23.198	26.742
PCS France
Total number of customers* (millions)	23.226	23.403	23.504	24.226	24.238	24.315	24.524	25.202
- of which contract customers (millions)	14.843	15.050	15.355	15.699	15.875	16.161	16.557	16.977
- of which broadband customers (millions)	4.376	5.221	6.284	7.407	8.232	9.006	9.922	11.015
Total ARPU (euros)	406	403	398	398	398	398	399	398
Number of MVNO customers (millions)	1.001	1.114	1.238	1.416	1.511	1.606	1.686	1.820
PCS United Kingdom
Total number of customers* (millions)	15.096	15.165	15.400	15.642	15.756	15.757	15.815	15.995
- of which contract customers (millions)	4.970	5.183	5.408	5.610	5.722	5.852	6.013	6.173
- of which broadband customers (millions)	1.139	1.368	1.551	1.798	2.096	2.452	2.883	3.349
Total ARPU (GBP)	257	258	261	265	268	271	273	272
PCS Spain
Total number of customers* (millions)	11.058	10.692	10.921	11.091	11.084	11.175	11.224	11.374
- of which contract customers (millions)	5.464	5.621	5.790	5.956	6.079	6.220	6.311	6.434
- of which broadband customers (millions)	0.695	0.925	1.232	1.605	2.009	2.436	2.820	3.256
Total ARPU (euros)	300	301	305	303	301	299	297	293
PCS Poland
Total number of customers* (millions)	12.781	13.056	13.487	14.158	14.007	13.900	14.054	14.182
- of which contract customers (millions)	4.987	5.189	5.368	5.556	5.674	5.814	5.964	6.168
- of which broadband customers (millions)**	1.637	1.982	2.413	2.953	3.423	3.834	4.086	4.570
Total ARPU (PLN)	633	615	600	592	592	590	588	591
PCS Rest of World
Total number of customers* (millions)(1)	37.942	40.437	43.885	44.863	47.169	49.233	51.987	55.069
- of which contract customers (millions)(1)	8.886	8.949	9.274	8.964	9.101	9.353	9.616	9.983
- of which broadband customers (millions)**	0.922	1.295	1.309	1.939	2.173	3.272	3.487	4.552

*

Excluding customers of MVNOs

**

As per Group definition (for PCS Rest of World, data as per Group definition is available only for 30 June 2008 and after)

(1)

The number of customers in Côte d’Ivoire is adjusted to fit the definition of the local regulator (ATCI).

(historical basis)	at 31 March 2007	at 30 June 2007	at 30 Sept. 2007	at 30 Dec. 2007	at 31 March 2008	at 30 June 2008	at 30 Sept. 2008	at 31 Dec. 2008
Home Communication Services (HCS)
Total number of ADSL customers in Europe (millions)	10.187	10.532	11.451	11.658	12.041	12.239	12.463	12.716
Total number of Liveboxes (millions)	4.765	5.216	5.717	6.100	6.783	7.143	7.474	7.794
Total number of Voice over IP customers (millions)	3.177	3.640	4.185	4.779	5.371	5.664	6.035	6.506
Total number of digital TV customers* (millions)	0.768	0.872	1.017	1.243	1.407	1.535	1.746	2.065
Home France
Consumer Market
Total number of fixed line subscribers (millions)	24.774	23.942	23.442	22.962	22.596	22.235	21.956	21.790
- of which ADSL broadband customers (millions)	0.130	0.316	0.628	0.941	1.253	1.475	1.733	1.998
Number of ADSL customers at end of period (millions)	6.331	6.582	6.913	7.296	7.627	7.840	8.080	8.326
ADSL market share at end of period*** (%)	49.2	49.2	49.3	49.4	49.4	49.5	49.5	49.4
Number of Liveboxes (millions)	3.916	4.273	4.692	5.209	5.630	5.918	6.226	6.544
Number of Voice over IP customers (millions)	2.624	3.017	3.485	4.102	4.649	4.995	5.361	5.774
Orange TV customers (ADSL and Satellite) (millions)	0.745	0.837	0.975	1.149	1.282	1.389	1.603	1.909
Total ARPU (euros)	28.6	29.2	29.9	30.6	31.4	32.1	32.5	32.8
- of which subscription fees (in euros)	13.5	13.8	14.0	14.2	14.3	14.4	14.3	14.1
- of which calling services (in euros)	8.3	8.0	7.9	7.7	7.4	7.3	7.0	6.8
- of which Internet services (euros)	6.8	7.4	8.1	8.8	9.6	10.4	11.2	11.9
Carrier market
Number of unbundled lines (millions)	4.308	4.547	4.836	5.187	5.521	5.719	6.008	6.332
- of which total unbundling (millions)	2.555	2.865	3.215	3.624	4.012	4.268	4.574	4.939
- of which partial unbundling (millions)	1.754	1.682	1.621	1.563	1.509	1.451	1.434	1.393
Wholesale ADSL rental to third party ISPs (millions)	2.185	2.208	2.209	2.232	2.240	2.242	2.148	2.124
- of which wholesale naked ADSL rental ** (millions)	0.442	0.643	0.808	0.942	1.052	1.123	1.137	1.186
Wholesale line rental (millions)	0.080	0.449	0.592	0.716	0.793	0.852	0.897	0.948
Home Poland
Total number of telephone lines (millions)	9.927	9.802	9.658	9.542	9.323	9.169	9.036	8.898
Number of ADSL customers**** (millions)	1.760	1.864	1.948	2.024	2.099	2.122	2.156	2.191
HCS Rest-of-World
Number of ADSL customers in Europe (millions), excluding France and Poland	2.096	2.085	2.591	2.339	2.316	2.276	2.227	2.199
- of which customers in the United Kingdom (millions)	1.095	1.090	1.142	1.138	1.107	1.063	1.023	1.000
- of which customers in Spain (millions)	0.681	0.698	1.156	1.177	1.186	1.192	1.174	1.164
- of which customers in the Netherlands (millions)	0.319	0.297	0.293	-	-	-	-	-
Enterprise Communication Services (ECS)
Number of IP-VPN subscribers – world (thousands)	266	273	285	296	302	308	314	318
Number of MVNO customers in France (thousands)	505	525	550	571	605	630	664	683
* Digital TV: via ADSL or satellite ** see glossary *** source: internal **** Including Orange BSA (Bitstream Access) offers appendix 9 : highlights

highlights
February
09/02/18	Group - Orange moves from music to mobile multimedia with Sony Ericsson
09/02/16	Group - Orange launches new widget experience and expands multi-platform Application Shop
09/02/16	Group - Orange provides the first truly end-to-end care service to mobile users
09/02/16	Group - Orange joins with HP to bring the internet to everyone via mobile broadband
09/02/11	Group – Bouygues Telecom, Orange and SFR announce a user trial for new multimedia communication services for the second half of 2009
09/02/09	Group – Topachat.com and Clust.com websites sold
09/02/02	Orange Business Services – Orange Business Services and Microsoft working to enhance the “Business Together with Microsoft" messaging and collaborative working service
January
09/01/15	Orange Business Services – Orange Business Services announces triple ISO certification
09/01/15	France – Orange & M6 are announcing the launch of M6 Replay on Orange TV on demand
09/01/15	Group – France Telecom : offering of a EUR 1 billion bond
09/01/14	Group – France Telecom offering of a CHF 375 million bond
09/01/14	France – Audiovisuel Exterieur de la France and Orange sign global news partnership
09/01/13	Orange Business Services – Orange Business Services acquires the operations of Data & Mobiles
09/01/13	France – Orange now offers 100% broadband internet coverage in mainland France
09/01/06	France – Orange and Canal+ Group sign agreement to broadcast Canal+ and Canalsat channels via Astra satellite
09/01/06	Group – Disclosure of trading in own shares from December 22 to December 29, 2008
December
08/12/22	United Kingdom – Orange Digital Media Index reveals consumer appetite for mobile multimedia is stronger than ever before
08/12/19	Group – Three undersea cables cut: traffic greatly disturbed between Europe and Asia/Near East Zone
08/12/18	France – Numericable, Orange and SFT have signed an agreement to roll out fibre optic in France
08/12/17	France – The Competition Council announces its decision to suspend the exclusive partnership between Orange and Apple for the commercialization of the iPhone in France
08/12/16	Group – Orange to sell advertising space on the ViaMichelin website from 2009. Orange advertising sales team now named “Orange Advertising Network”
08/12/16	Poland – TP’ press release concerning starting by UKE proceedings aiming to separate TP functionally
08/12/11	Group – Orange partners ACE, a new submarine fibre-optic cable that will connect 20 African countries to broadband internet
08/12/11	France – Update on testing for the deployment of fiber optic in France
08/12/08	France – France Telecom announces the outcome ot its undertaking to repurchase its OCEANE due January 1 2009
08/12/05

France – at its meeting on Dec 3, 2008, the Board of Directors of France Telecom examined the AFEP-MEDEF recommendations dated Oct6, 2008 concerning the compensation of corporate officers of listed companies.

08/12/04	Egypt – Mobinil celebrates its 20 millionth customer and consolidates its leadership position on Egyptian telecommunications market
08/12/04	Ivory Coast – Orange, in partnership with BNP-Paribas, is launching Orange Money in the Ivory Coast, the first phone-based payment and money transfer service in Western Africa

08/12/01	Orange Business Services - With Unik PC, "my mobile on my PC", Orange Business Services is paving the way for PC/mobile convergence solutions for companies.
08/12/01	Group - Etisalat and France Telecom establish a cooperation agreement. Etisalat becomes a shareholder of SoftAtHome
November
08/11/26	Group - France Telecom announces it has repurchased part of its OCEANE due 1 January 2009 and undertakes to repurchase all outstanding OCEANE at a fixed price of 2,614.60 euros per bond
08/11/14	France – M6mobile by Orange launches the first 3G+ key targeted at young people and confirms its success among 15-25 years olds with 1,5 million clients
08/11/10	Group – France Telecom offers a GBP 500 million bond
08/11/10	Senegal – Orange inaugurates its 200th solar-powered mobile relay station in Ndelle, Senegal
08/11/06	United Kingdom – Orange UK introduces EeePC with embedded 3G connectivity
08/11/06	United Kingdom – Orange UK announces its line of exclusive communication devices for Christmas 2008 with something for each member of the family.
08/11/05	Switzerland – Orange goes for new opportunities in the multimedia and telecommunications field and takes over citydisc
08/11/03	Spain – Orange Spain launches the most economic Flat Rate Tariff to surf the Web by mobile to add medium business
October
08/10/30	Group - results for the third quarter 2008 permit confirmation of objectives for the full year
08/10/27	Group – PlaNet Finance to enhance the poor’s access to financial services through a Mobile Banking project in Afrca and the Middle East in partnership with Orange
08/10/23	France – “Payez Mobile” : positive feedback, project members continue the field trial
08/10/20	Group – France Telecom and Hits Telecom Uganda have created a new company, Orange Uganda Limited, which will provide telecommunication services in Uganda under the Orange brand in the coming months.
08/10/17	Spain – Orange strengthens its commitment to flat rates and launches the new “ Tarifa Plana Mini”
08/10/15	France – Fibre optic : Orange and SFR complete their agreement
08/10/15	Group – Orange signs memorandum of understanding with HP to explore distribution of notebooks together with broadband access
08/10/15	France – Magasins U and Orange launch “U Mobile”, a PAYG mobile telephony offer
08/10/08	France – Orange cinema series : all the emotions of the cinema on three screens – mobile, PC and TV – from 13 November
08/10/07	Group – Orange has been awarded the third mobile operator license (GSM and 3G) in the Republic of Armenia.
08/10/06	France – Orange deploys its new vision and brand campaign in France in a TV, press and web advertising campaign from 5 to 26 October
08/10/03	United Kingdom – Orange announces new Internet plans following major overhaul of UK broadband network
08/10/01	France – Orange and LaCie join forces to launch “Home Library”, “THE” digital library for the general public.

All press releases are available on the Group’s websites

•

www.orange.com

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www.orange.co.uk

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www.orange.es

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www.tp-ir.pl

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www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for fixed services for consumers is calculated by dividing the average monthly revenue over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenue of the network generated over the last twelve months (excluding revenue from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licences and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

EBITDA: earnings before interest, taxes, depreciation and amortization

This indicator corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until now, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates.

EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

equipment revenue (PCS business segment)

Revenue from equipment include the sale of mobile handsets and accessories.

external purchases and other expenses

These include:

- commercial expenses (see definition above)

- external purchases and inter-operator costs

- other network expenses and IT expenses (operating and technical maintenance subcontracting expenses, IT expenses

- purchases of content

- combined “general overhead, property and other expenses”

Other expenses include content purchases, equipments costs, call centre subcontracting expenses, capitalised production on goods and services and other operational expenses.

Other operating expenses include taxes, provisions for and losses on customer debt and other expenses and variations in provisions. Other operational costs are given net of other operating products.

gross operating margin (GOM)

Revenue and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. New generation networks (known as 3G+) enabling high speed broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies.

Internet Everywhere (PCS business segment)

Mobile service enabling laptop computers to be connected to the Internet anywhere using a USB flash drive.

labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Central African Republic, Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Kenya, Madagascar, Mali, Mauritius, Mexico, Moldava, Niger, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxemburg, Switzerland and the Netherlands (until 30 September 2007).

Multiservices (ADSL)

Multiservices include the Livebox, Voice over IP, digital TV and related services.

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenue (PCS segment)

Network revenue represents the revenue (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenue from customers of other networks, revenue from value-added services and revenue from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenue from data services (PCS business segment)

Revenue from data services are network revenue excluding voice revenue and revenue from MVNOs. They include the revenue generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

SIM card (PCS business segment)

Subscriber Identity Module. Micro-chip memory card containing all of the subscription features and that validates access to various mobile services from any GSM handset.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenue from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenue from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third-party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 04, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer